                                                     Filed by TeleCorp PCS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                                              Subject Companies:

                                                              TeleCorp PCS, Inc.
                                                  Commission File No.  000-27901

                                                                    Tritel, Inc.
                                                  Commission File No.  000-28435



     On February 28, 2000, TeleCorp PCS, Inc. ("TeleCorp"), a Delaware corporation, Tritel, Inc. ("Tritel"), a Delaware corporation, and AT&T Wireless Services, Inc., a Delaware corporation, executed a definitive Agreement and Plan of Reorganization and Contribution (the "Merger Agreement"). Additionally, on February 28, 2000, AT&T Wireless PCS, LLC, a Delaware limited liability company, TeleCorp, and certain other affiliates of TeleCorp, executed a definitive Asset Exchange Agreement (the "Asset Exchange Agreement").


    THE FOLLOWING IS A PRESS RELEASE ISSUED BY TELECORP PCS, INC. AFTER THE
                      CLOSE OF THE MARKET ON MAY 4, 2000.

TeleCorp PCS
--------------------------------------------------------------------------------
                                                                       Suite 800
                                                           1010 North Glebe Road
                                                            Arlington, VA  22201

For Immediate Release

Investor Contacts:                              Media Contacts:
Jim Morrisey                                    Russell Wilkerson
TeleCorp PCS, Inc.                              TeleCorp PCS, Inc.
703-629-6668 (PCS)                              703-625-2069 (PCS)
703-236-1136 (Office)                           703-236-1292 (Office)

John Nesbett/Mary Ellen Adipietro               Elissa Grabowski
Lippert/Heilshorn & Associates                  Lippert/Heilshorn & Associates
212-838-3777                                    212-838-3777

TeleCorp PCS Announces Record Quarterly Net Adds of Over 86,000, a 61% Increase
 in Subscribers and 40% Increase in Revenues for First Quarter 2000 over Fourth
                                  Quarter 1999


Arlington, VA - May 4, 2000 - TeleCorp PCS, Inc. (NASDAQ: TLCP), AT&T Wireless' largest affiliate, today announced its first quarter 2000 results, posting strong subscriber and revenue growth for its SunCom digital wireless service. Total number of PCS subscribers at quarter end was 228,337 and over 254,000 at April 30, 2000. Proforma for the Company's acquisition of Tritel, Inc., announced in February of this year, TeleCorp and Tritel had combined PCS subscribers of 292,137 at March 31, 2000 and over 332,000 at April 30, 2000.

Operating highlights for the quarter ended March 31, 2000:

 .  Subscribers increased to 228,337, an increase of 61% or 86,106 from December
   31, 1999.
 .  Average revenue per subscriber (not including outcollect roaming revenue) was approximately $67 per month.
 .  Average usage per subscriber was approximately 320 minutes per month.
 .  Average churn rate was approximately 2.3% for the quarter.
 .  Roaming minutes of use totaled approximately 57 million for the quarter, an increase of 46% over fourth quarter 1999.
 .  SunCom digital wireless service was introduced in two new markets: Lake
   Charles, Louisiana and Russellville, Arkansas, ending the quarter with 28 launched markets.

"We saw increased demand for our SunCom digital service during the first quarter and made significant advances in building out our existing network, which at the end of the first quarter covered approximately 74% of our licensed area with 815 integrated cell sites and six switches. In the first quarter we introduced service in Lake Charles, Louisiana continuing the growth of our Louisiana footprint to eight markets. We also launched service in Russellville, Arkansas bringing our total number of markets to five in Arkansas. To complement our Louisiana and Arkansas footprints, we are currently building out our markets in eastern Texas and southern Missouri," said Gerald T. Vento, chairman and CEO of TeleCorp PCS, Inc.

"At the same time, we have made great strides in rolling out a wireless data product. Over the past three months, we conducted the first successful two-way SMS and Internet services trial over a TDMA network and were the first to successfully demonstrate WAP, or Wireless Application Protocol, services over a TDMA network. Wireless data represents a significant opportunity for TeleCorp, and on April 19 we introduced SunBurst, our personalized wireless Internet service," added Mr. Vento.

In February, TeleCorp announced the acquisition of Tritel, Inc., AT&T Wireless' second largest wireless affiliate with licenses to serve 14 million people. Concurrently, TeleCorp agreed to an exchange of wireless properties with AT&T Wireless that included licenses and the rights to acquire additional wireless properties serving 6 million people. Those licenses consist of attractive markets that will complement the merged company's footprint, including two top 100 markets: Milwaukee, Wisconsin and Des Moines, Iowa. These transactions create a nearly contiguous service area from the Gulf of Mexico to the Great Lakes, covering 35 million people in 14 states, and the Commonwealth of Puerto Rico. TeleCorp is proceeding with the necessary approvals for these transactions and expects to close the transactions in the fourth quarter of this year.

"This past quarter marked an important milestone in TeleCorp's growth," said Vento. "Not only did we achieve excellent operating results, but we also announced a number of strategic transactions, which will result in our becoming the 9th largest wireless carrier and the 3rd largest PCS carrier in the U.S. in terms of licensed population."

Financial summary:

TeleCorp reported total revenue of $55.4 million for the first quarter of 2000, compared to $4.2 million for the first quarter of 1999. Service revenue in the first quarter of 2000 was $36.9 million, roaming revenue was $11.5 million and equipment revenue was $7.0 million. Net loss before interest, taxes, depreciation and amortization (EBITDA), excluding non-cash stock compensation was negative $31.4 million for the first quarter, compared to a negative $24.2 million for the same period last year. The net loss attributable to common equity for the first quarter totaled $82.2 million, or $0.83 per share, compared to $36.6 million, or $0.62 per share, in the first quarter of 1999.

At March 31, 2000, TeleCorp had cash and cash equivalents totaling $94.6 million and available bank and vendor credit facilities of $410 million. In January 2000, the

Company received net proceeds of approximately $41.9 million from the sale of
2.245 million shares of common stock to AT&T for $18.65 per share. The AT&T offering was concurrent with our November 23, 1999 initial public offering and was contingent on receiving regulatory approvals which were obtained in January of this year. Capital expenditures for the quarter ended March 31, 2000 were approximately $82 million.

"We have been extremely busy over the past three months, building out our network and preparing the Company's merger with Tritel. We look forward to creating a single company to deliver greater value to our customers, employees and shareholders under a more efficient and more powerful operating structure in some of the most attractive, fastest growing markets in the U.S.," concluded Vento.

Additional items:

TeleCorp PCS closed three acquisitions in April, 2000:

 . April 7, 2000 - TeleCorp acquired TeleCorp LMDS, Inc. through which the company gained service licenses covering 1100 MHz in the Little Rock, Arkansas BTA, and 150 MHz in each of the Beaumont, Texas, New Orleans, Louisiana, San Juan and Mayaguez, Puerto Rico, and the U.S. Virgin Islands BTAs.

 .  April 11, 2000 - TeleCorp acquired the remaining 15% of Viper Wireless, Inc.
   which it did not previously own.

 .  April 27, 2000 - TeleCorp acquired 15 MHz of additional air waves in the Lake
   Charles, Louisiana BTA from Gulf Telecom, L.L.C.

TeleCorp PCS, Inc. has licenses to serve approximately 16.7 million people, and currently provides its SunCom digital wireless service in the following 30 markets: New Orleans, Baton Rouge, Lafayette, Houma, New Iberia, Thibodaux, Hammond and Lake Charles, Louisiana; Memphis and Jackson, Tennessee; Oxford, Mississippi; Little Rock, Hot Springs, Russellville, Fayetteville, Fort Smith and Jonesboro, Arkansas; Concord, Manchester, Portsmouth and Nashua, New Hampshire; Worcester, Cape Cod, Martha's Vineyard and Nantucket, Massachusetts; and San Juan, Ponce, Mayaguez, Humacao and Arecibo, Puerto Rico. TeleCorp is headquartered in Arlington, Virginia. More information about the company can be found on the Web at www.telecorppcs.com.


Except for historical information, the matters discussed in this news release that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. These include uncertainties in the market, competition, legal and other risks detailed in TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-81313). TeleCorp PCS, Inc. assumes no obligation to update information in this release.

WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by TeleCorp and Tritel with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by TeleCorp may also be obtained for free from TeleCorp by directing a request to TeleCorp PCS, Inc., 1010 N. Glebe Road, Suite 800, Arlington, VA 22201, telephone: (703) 236-1100. In addition, the joint proxy statement/prospectus and other documents filed with the Commission by Tritel may be obtained for free from Tritel by directing a request to Tritel, Inc., 111 E. Capitol Street, Suite 500, Jackson, MS 39201, Attention: Shareholder Relations, telephone: (601) 914-8000.

EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES OF TELECORP MAY SOLICIT PROXIES FROM TELECORP SHAREHOLDERS IN FAVOR OF THE TRANSACTIONS CONTEMPLATED ABOVE. INFORMATION CONCERNING THE INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION IS INCLUDED IN THE CURRENT REPORT ON FORM 8-K/A FILED WITH THE COMMISSION BY TELECORP PCS, INC. ON MARCH 10, 2000. Safe Harbor: Except for historical information, the matters discussed in this presentation that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially form those projected. These include timing and success of regulatory approval and uncertainties in the market, competition, legal and other risks detailed in TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-81813) and Tritel, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-91207). TeleCorp PCS, Inc. and Tritel, Inc. assume no obligation to update information in this presentation.

Select Financial Highlights
($ in millions, except per share amounts)
------------------------------------------------------------------------------
                                                   First Quarter First Quarter
                                                     3/31/00       3/31/99
                                                   (unaudited)   (unaudited)
    Service Revenue                                 $      36.9   $       0.5
    Roaming Revenue                                 $      11.5   $       1.9
    Equipment Revenue                               $       7.0   $       1.8
Total Revenues                                      $      55.4   $       4.2
Operating Loss                                      $     (59.9)  $     (26.9)
Net Loss attributable to common equity              $     (82.2)  $     (36.6)
 Loss per common share                              $     (0.83)  $     (0.62)
Wtd. Avg. Shares Outstanding                         99,556,975    59,037,842
Cash & Cash Equivalents                             $      94.6   $      11.2
Working Capital                                     $       8.5   $     (59.4)
Property and equipment, net                         $     461.7   $     262.7
Personal communications services and
    microwave relocation costs, net                 $     273.4   $     117.5
Intangibles assets - AT&T agreements, net           $      36.1   $      25.4
Total Assets                                        $     948.7   $     457.9
Total Debt                                          $     651.3   $     293.9
Mandatorily redeemable preferred stock, net         $     270.9   $     172.7
Total stockholders' equity (deficit)                $    (125.8)  $     (99.5)

------------------------------------------------------------------------------

Financial Metrics
-----------------------------------------------------------------------------------------------
                                        2Q99           3Q99          4Q99           1Q00
Net Adds                                  22,165         44,573        66,508         86,106
ARPU                                     $    89        $    81      $     72       $     67
Churn                                       1.6%           1.2%          1.9%           2.3%
Ending Subscribers                        30,970         75,723       142,231        228,337
Usage/Subscriber/Month(minutes)              420            420           400            320
Roaming Minutes (in millions)                27M            37M           39M            57M
-----------------------------------------------------------------------------------------------


Except for historical information, the matters discussed in this news release that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. These include uncertainties in the market, competition, legal and other risks detailed in TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-81313). TeleCorp PCS, Inc. assumes no obligation to update information in this release.


WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVAN DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other document filed by TeleCorp and Tritel with the Commission at the Commission's web site at www.sec.gov. The joint prox statement/prospectus and other documents filed with the Commission by TeleCorp may also be obtained for free fro TeleCorp by directing a request to TeleCorp PCS, Inc., 1010 N. Glebe Road, Suite 800, Arlington, VA 22201 telephone: (703) 236-1100. In addition, the joint proxy statement/prospectus and other documents filed with th Commission by Tritel may be obtained for free from Tritel by directing a request to Tritel, Inc., 111 E. Capitol Street Suite 500, Jackson, MS 39201, Attention: Shareholder Relations, telephone: (601) 914-8000.

EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES OF TELECORP MAY SOLICIT PROXIES FROM TELECORP SHAREHOLDERS IN FAVOR OF THE TRANSACTIONS CONTEMPLATED ABOVE. INFORMATION CONCERNING THE INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION IS INCLUDED IN THE CURRENT REPORT ON FORM 8-K/A FILED WITH THE COMMISSION BY TELECORP PCS, INC. ON MARCH 10, 2000. Safe Harbor: Except for historical information, the matters discussed in this presentation that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially form those projected. These include timing and success of regulatory approval and uncertainties in the market, competition, legal and other risks detailed in TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-81813) and Tritel, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-91207). TeleCorp PCS, Inc. and Tritel, Inc. assume no obligation to update information in this presentation.